SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, April 27, 2023.

To

Securities and Exchange Commission of Brazil (CVM)

Attn.:       Superintendent of Company Relations (SEP)

Company Oversight Department 1 (GAE-1)

Re: Official Letter 128/2023/CVM/SEP/GEA-1

Dear Sirs,

In reference to Official Letter 128/2023/CVM/SEP/GEA-1 ("Official Letter"), dated April 26, 2023, in which you requested clarifications from Braskem S.A. ("Braskem" or "Company”), as transcribed and translated below:

“Dear Executive Officer,

We refer to the news published by the CMA Agency on April 25, 2023, news section, under the title: "Justice of Alagoas suspends blocking of Braskem accounts and action leads to increases in the Ibovespa", which contains the following statements:

Braskem informed that the Court of Justice suspended, on April 23, the effectiveness of the decision to block R$ 1.1 billion from the company's bank accounts referring to lawsuits filed against the company regarding geological events that occurred in the state of Alagoas, as previously given by the Court of First Instance. The information is contained in the 20F form filed this Monday (2/24) by the company to the Securities and Exchange Commission (SEC) and the Securities and Exchange Commission (CVM), for the year 2022.

In view of the foregoing, we determine that you clarify whether the news is true, and, if so, explain the reasons why you understood that it was not a relevant fact, as well as comment on other information considered important on the subject, including the performance of the securities issued on 04.25.2023 and the apparent non-compliance with the guidance contained in item 5.5 of LETTER CIRCULAR/ANUAL-2023-CVM/SEP.”

In this regard, the Company informs that on April 20, 2023, it released a notice to the market about the precautionary block in the approximate amount of R$1.1 billion in the Company's bank accounts determined by the Judge of the 16th Civil Court of the Capital of Alagoas. After that date, the Company offered guarantee insurance for the same amount to replace the precautionary blocking order previously made, which was accepted by the Court of Justice of Alagoas (appealable decision by the plaintiff). In this sense, the Company understands that there was no material change from what had previously been communicated to the market.

Additionally, Braskem clarifies that there was no relevant fact or act not disclosed by the Company that justifies the performance of its securities on 04.25.23.

Finally, with regard to item 5.5 of the LETTER CIRCULAR/ANUAL-2023-CVM/SEP, the Company will release a translated version of its Form 20-F into Portuguese as soon as possible, as recommended in the aforementioned item of the Letter Circular.

Being what we had for the moment, we subscribe, making ourselves available for further clarifications if necessary.

São Paulo, April 27, 2023.

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.